Helus Pharma Appoints Michael Halstead as Chief Executive Officer

Former President of Intra-Cellular Therapies, Inc. was instrumental in building and scaling the company, which was subsequently acquired by Johnson & Johnson

Experienced executive with a proven track record of guiding pharmaceutical companies through late-stage clinical development and commercialization

Appointed as Helus Pharma prepares for topline data readout from APPROACH, the first pivotal Phase 3 Study of HLP003 as an adjunctive treatment for Major Depressive Disorder ("MDD"), expected in Q4 2026

This news release constitutes a "designated news release" for the purpose of the Company's prospectus supplement dated December 30, 2025, to its short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

NEW YORK & TORONTO - August 3, 2026 - Helus Pharma (Nasdaq: HELP) (Cboe CA: HELP) (the "Company" or "Helus Pharma"), a clinical-stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists ("NSAs"), today announced the appointment of Michael Halstead as Chief Executive Officer, effective immediately.

Mr. Halstead's appointment comes as Helus Pharma advances HLP003 through late-stage clinical development and prepares for potential commercialization. Enrollment is complete in APPROACH, with topline data expected in Q4 2026, while enrollment continues in EMBRACE, the second pivotal study in the Phase 3 PARADIGM program. Participant rollover is ongoing into EXTEND, the long-term extension study.

Mr. Halstead brings 25 years of industry experience, most recently serving as President of Intra-Cellular Therapies, Inc. ("Intra-Cellular"). During his tenure at Intra-Cellular, he played a pivotal role in transforming the company from an early-stage clinical development organization into a fully integrated commercial biopharmaceutical enterprise. He was instrumental in the successful development, launch, and commercialization of CAPLYTA® (lumateperone), which has received approvals across multiple indications, including schizophrenia, bipolar depression and the adjunctive treatment of major depressive disorder. Mr. Halstead also supported the advancement of the company's pipeline programs in generalized anxiety disorder and neuropsychiatric symptoms associated with Alzheimer's disease. In addition, he managed multiple equity offerings and led the company's US$14.6 billion sale to Johnson & Johnson in 2025.

"Mr. Halstead's leadership and operational experience guiding pharmaceutical companies through late-stage development, infrastructure buildout, and commercialization will be invaluable as we execute against our upcoming HLP003 and HLP004 clinical, regulatory, and commercial milestones," said Eric So, Co-Founder and Executive Chairman.

"I'm honored to join the Helus Pharma team at this crucial stage in the Company's evolution," said Mr. Halstead. "HLP003, a potential differentiated new option in the adjunctive treatment landscape for MDD, and HLP004, a compelling short-acting compound in development for generalized anxiety disorder, position Helus Pharma to pursue a unique approach focused on the outcomes that matter most to patients."

"The clinical results in the HLP003 program to date suggest the potential to transform the treatment paradigm for MDD. I am impressed with the program's rigor and focus on providing the optimal solution for patients, providers, and payors. The Company's intellectual property portfolio of more than 350 patent applications and more than 100 granted patents worldwide provide a solid foundation for continued growth," concluded Mr. Halstead.

Prior to his time at Intra-Cellular, Mr. Halstead held senior leadership roles at Warner Chilcott plc where he oversaw major strategic initiatives, including the US$3 billion acquisition of Procter & Gamble's pharmaceutical business in 2009 and the integration of its approximately 2,000 employees across multinational operations and Warner Chilcott's US$8.5 billion sale to Actavis in 2013.

Mr. Halstead holds a J.D. from Villanova University Charles Widger School of Law and a B.A. in International Relations from Boston University.

About Helus Pharma

Helus Pharma™, the commercial operating name of Cybin Inc., is a clinical-stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs, synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company's proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class-leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of MDD that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for GAD. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Helus Pharma Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements") and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "potential", "possible", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company's plan to readout HLP003 topline data in the fourth quarter of 2026; the Company's expectation that HLP003 will be a differentiated new option in the adjunctive landscape for patients living with MDD; the potential of HLP003 to transform the treatment paradigm for MDD; the potential of HLP003 to meaningfully improve outcomes for patients living with MDD; the commercialization of HLP003; the Company's continued growth; and plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the year ended March 31, 2026, and the Company's annual information form for the year ended March 31, 2026, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca/ and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company's proposed products. The FDA, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company's performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:

Matthew Beck

astr partners

Managing Partner

(917) 415-1750

Matthew.beck@astrpartners.com

George Tziras

Chief Business Officer

Helus Pharma

1-866-292-4601

irteam@helus.com - or - media@helus.com

Media Contact:

Charlotte Wray

RXMD

Chief Client Services Officer

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